May 25, 2017

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Markel Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 24, 2017
File No. 001-15811

Dear Mr. Rosenberg:

We are responding to your comment letter dated May 1, 2017. For ease of reference, we have reproduced your comments and provided our responses directly following them.

Business Overview, page 2
Markel Ventures, page 17

1.
We note your disclosures indicating that the Markel Ventures operations are comprised of a diverse portfolio of businesses. Given the increased revenue and net income derived from these operations in recent fiscal years, please tell us how many businesses are in the portfolio and explain your basis for not identifying or describing any of the constituent businesses in your Business Overview section. With reference to your Results of Operations disclosure on page 123, please also tell us the extent to which the increase in FY2016 revenues relative to FY2015 is attributable to (i) the CapTech acquisition and (ii) the higher sales volume from “one of [y]our transportation-related manufacturing businesses.”

We are a diverse financial holding company serving a variety of niche markets. Our principal business markets and underwrites specialty insurance products. Through our wholly owned subsidiary Markel Ventures, Inc. (Markel Ventures), we also own interests in various businesses that operate outside of the specialty insurance marketplace. As discussed in the “Markel Ventures” section of Business Overview, our Markel Ventures operations are comprised of a diverse portfolio of businesses from various industries. As of December 31, 2016, there were 12 distinct businesses within our Markel Ventures operations, of varying sizes, each of which is operated independently from one another.

As further discussed below in response to Comment #2, each of these businesses is considered an operating segment, none of which meets the criteria to be considered a reportable segment. Our Business Overview is focused on our reportable segments, as required by Item 101 of SEC Regulation S-K, and therefore, our discussion of our Markel Ventures operations is more limited than the discussion provided for our reportable segments. Our Markel Ventures discussion in our Form 10-K is focused on the general types of businesses we own and operate, as no individual business is considered material to our consolidated results of operations.

Markel Corporation
4521 Highwoods Parkway, Glen Allen, VA 23060-9817 (800) 446-6671 (804) 747-0136
www.markelcorp.com

With respect to our Results of Operations disclosure on page 123, total revenues of Markel Ventures increased 14% in 2016 compared to 2015. The acquisition of CapTech contributed to an 11% increase in total Markel Ventures revenues and higher sales volumes from one of our transportation-related manufacturing businesses contributed to a 4% increase in total Markel Ventures revenues. Fluctuations in revenues among other individual businesses impacted total Markel Ventures revenues by less than 2% each.

Notes to Consolidated Financial Statements
20. Segment Reporting Disclosures, page 83

2.
You disclose that you view the operations of your wholly owned subsidiary, Markel Ventures, Inc. as separate and distinct from your insurance operations; you also disclose that while local management teams oversee the day-to-day operations of the subsidiary, strategic decisions are made in conjunction with members of your executive management team. Please provide us with an analysis of why, for the purposes of segment reporting, your non-insurance operations are not considered a reportable segment in accordance with the provisions of ASC 280. Refer specifically to the criteria listed in ASC 280-10-50-10. Direct us to disclosure made in accordance with ASC 280-10-50-21 with respect to your non-insurance operations.

Operating Segments
In accordance with ASC 280-10-50-10, the determination of reportable segments begins with the identification of operating segments based on the criteria set forth in ASC 280-10-50-1 and 280-10-50-3 through 50-9.

ASC 280-10-50-1 states:

An operating segment is a component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity)

b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance

c.	Its discrete financial information is available.

Based on the above, our operating segments have been defined based on how our chief operating decision maker (CODM) reviews the various businesses.

ASC 280-10-50-5 states, the term chief operating decision maker identifies a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of the segments of a public entity. Often the chief operating decision maker of a public entity is its chief executive officer or chief operating officer, but it may be a group consisting of, for example, the public entity’s president, executive vice presidents, and others.

Our CODM has been defined as a group comprised of the following executives: executive chairman, vice chairman, co-chief executive officers and chief financial officer. This group is responsible for, among other things, determining how capital is allocated and deployed across Markel’s consolidated group, assessing performance and establishing compensation philosophies across our insurance, investing and non-insurance operations.

Our Markel Ventures operations began in 2006 after we completed our first acquisition of a non-insurance business in late 2005. Over the course of the last 10 years, our Markel Ventures operations have expanded to include the following 12 businesses, or companies (with the year each was initially acquired):

•	Designer and manufacturer of industrial baking and food processing equipment (2005)

•	Operator of manufactured housing communities throughout the U.S. (2008)

•	Designer and manufacturer of portable dredges (2009)

•	Designer and manufacturer of dormitory furniture, wall systems, medical casework, and marine panels (2009)

•	Provider of planning, development, and operational services for the behavioral health industry (2010)

•	Provider of retail intelligence through customized competitive retail price checks (2010)

•	Provider of concierge medical and executive health programs (2011)

•	Designer and manufacturer of storage and transportation equipment used by the industrial and specialty gas industries (2011)

•	Designer and manufacturer of laminated oak and composite wood flooring for truck trailers (2012)

•	Residential homebuilder (2013)

•	Designer and manufacturer of over the road automobile transport equipment (2014)

•	National management and IT consulting firm (2015)

Each Markel Ventures business has its own management structure and board of directors, is operated independently from the other Markel Ventures businesses and produces its own summary of individual operating results. Given the autonomous operating model of our Markel Ventures operations and the diverse nature of the businesses acquired, each business was identified as a separate operating segment upon acquisition.

Under the operating model established for our Markel Ventures operations local management teams oversee the day-to-day operations of these businesses, while strategic decisions are made in conjunction with one or more members of Markel’s executive management, typically through participation on the board of directors for each of the Markel Ventures’ businesses. Companies acquired by one of Markel Ventures’ businesses, rather than by Markel Ventures, Inc., are incorporated into the acquiring company’s operations upon acquisition and are not considered separate businesses, or operating segments, by management.

As discussed in the Key Performance Indicators section of our Form 10-K, we measure our Markel Ventures results of operations by revenues, net income and earnings before interest, income taxes, depreciation and amortization (EBITDA). Each of these metrics is included in the periodic financial reporting package provided to the CODM. We believe EBITDA provides the most useful measure of operating margins and cash flows for the underlying businesses since it is not affected by levels of debt, interest rates, effective tax rates, level of depreciation and amortization resulting from purchase accounting. As such, the CODM considers EBITDA to be the most important measure of individual company performance.

The periodic financial reporting package provided to the CODM includes various schedules that summarize the performance of our Markel Ventures operations. Although some schedules include a higher level of detail, such as Markel Ventures EBITDA, net income and investment in Markel Ventures, the analysis of EBITDA is also presented on a disaggregated basis, by individual company. This approach is consistent with the information that is presented to the Markel Corporation board of directors.

Based on the above analysis, as of December 31, 2016, we defined our Markel Ventures operating segments as our 12 independently operated Markel Ventures businesses. The determination of our operating segments was, and continues to be, based on the level of oversight of each of these businesses by the CODM. Management continually considers the criteria set forth in ASC 280-10-50-1 and 280-10-50-3 through 50-9 in connection with our determination of operating segments, particularly upon completion of any new acquisition.

Reportable Segments

Following the identification of our Markel Ventures operating segments, we determined our reportable segments based on ASC 280-10-50-10, which states:

A public entity shall report separately information about each operating segment that meets both of the following criteria:

a.	Has been identified in accordance with paragraphs 280-10-50-1 and 280-10-50-3 through 50-9 or results from aggregating two or more of those segments in accordance with the following paragraph

b.	Exceeds the quantitative thresholds in paragraph 280-10-50-12.

None of our 12 Markel Ventures operating segments exceeds the 10% threshold for revenues, profit or loss, or assets specified by paragraph 280-10-50-12 and we have not aggregated any of our Markel Ventures operating segments in order to determine our reportable segments as permitted by paragraph 280-10-50-13.

In accordance with ASC 280-10-50-14, our assessment of reportable segments also includes an analysis of total revenues included in reportable segments. For each of the three years in the period ended December 31, 2016, more than 75% of our total consolidated revenue was included in our reportable segments for our insurance and investing operations. Thus, no additional reportable segments were identified and no disclosures have been made under ASC 280-10-50-21 for our non-insurance operations.

None of our Markel Ventures operating segments is considered material to Markel Corporation and we do not believe that further disclosure of any individual operating segment would provide meaningful information to users of our financial statements, as contemplated by ASC 280-10-50-19. However, we recognize that our Markel Ventures operations continue to be an area of interest to users of our financial statements. As a result, our Form 10-K includes additional detail about our Markel Ventures financial position, results of operations and cash flows, as follows:

•	Notes to Consolidated Financial Statements / Note 21: Disaggregation of Markel Ventures revenues and expenses by broad industry group

•	Management’s Discussion and Analysis / Results of Operations / Markel Ventures Operations:

◦	Amounts included in our consolidated balance sheet attributable to Markel Ventures

◦	Amounts included in our consolidated income statement attributable to Markel Ventures

◦	Cash flows attributable to Markel Ventures

If you have any questions, please contact Richard R. Grinnan, General Counsel, at 804-965-1717.

Sincerely,

/s/ Anne G. Waleski

Anne G. Waleski
Executive Vice President and Chief Financial Officer

Cc:	Nora N. Crouch, Chief Accounting Officer
Richard R. Grinnan, General Counsel

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